Exhibit (a)(1)

April 19, 2011

Orchid Cellmark Inc.

4390 US Route One

Princeton, New Jersey 08540

Dear Stockholder,

We are pleased to inform you that on April 5, 2011, Orchid Cellmark Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), and OCM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of LabCorp (“Purchaser”). Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all outstanding shares of the common stock of the Company, including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between the Company and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $2.80 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding.

Unless extended, the tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on May 17, 2011, after which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will accept for payment all Shares validly tendered pursuant to the offer and not validly withdrawn. If successful, the tender offer will be followed by the merger of Purchaser into the Company, with the Company being the surviving corporation and becoming a wholly owned subsidiary of LabCorp. In the merger, Shares not purchased in the tender offer (other than Shares held by stockholders who properly demand and perfect their appraisal rights under Delaware law) will be converted into the right to receive the same $2.80 per share cash payment, without interest, paid in the tender offer.

The Board of Directors of the Company (with one director abstaining), acting upon the unanimous recommendation of a committee thereof consisting solely of independent directors of the Company’s Board of Directors, has (1) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer, the merger, and the top-up option (as defined in the Merger Agreement), are advisable, fair to, and in the best interests of the Company and its stockholders, (2) approved the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the tender offer, the merger, and the top-up option (3) resolved to recommend that the Company’s stockholders accept the offer, tender their Shares in the tender offer and, if necessary under applicable law, adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY (WITH ONE DIRECTOR ABSTAINING) RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER AND, IF NECESSARY, ADOPT THE MERGER AGREEMENT.

In arriving at its recommendations, the Company’s Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Best regards,

Eugene I. Davis

Chairman of the Board